UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                               GENAERA CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
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                         (Title of Class of Securities)

                                    36867G100
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                                 (CUSIP Number)

  Mitchell D. Kaye                                 with a copy to:
  Xmark Asset Management, LLC                      Peter D. Greene, Esq.
  301 Tresser Boulevard                            Lowenstein Sandler PC
  Suite 1320                                       1251 Avenue of the Americas
  Stamford, CT  06901                              New York, NY  10020
  (203) 653-2500                                   (646) 414-6908
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 27, 2007
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     36867G100
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        3,687,142*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,687,142*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,687,142*

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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      21.1%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Genaera Corporation, a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of September 27, 2007, Opportunity LP held 584,460 shares of common stock, $0.002 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 210,375 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of September 27, 2007, Opportunity Ltd held 1,363,735 Common Shares of the Company and warrants to purchase up to 411,205 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of September 27, 2007, JV Partners held 1,738,947 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise. The Company has granted to Mitchell D. Kaye, as a member of the Company's Board of Directors, options under the 2004 Stock-Based Incentive Compensation Plan to buy 3,333 Common Shares of the Company (the "Options"). The Options cannot be exercised within 61 days of the date of this Schedule 13D/A.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007, there were 17,455,377 Common Shares of the Company issued and outstanding as of August 9, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,687,142 Common Shares of the Company, or 21.1% of the Common Shares of the Company deemed issued and outstanding as of September 27, 2007.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares and warrants on behalf of the Funds have come directly from the assets of the Funds. The Company has granted to Mitchell D. Kaye, as a member of the Company's Board of Directors, options under the 2004 Stock-Based Incentive Compensation Plan to buy 3,333 Common Shares of the Company (the "Options"). The Options can not be exercised within 61 days after the date of this Schedule 13D/A. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          ----------------------

          The Funds acquired Common Shares of the Company or the right to acquire Common Shares of the Company reported on this Schedule 13D because Opportunity Partners believes that the Common Shares are undervalued and represent an attractive investment opportunity.

          Opportunity Partners has been supportive of the decisions made by management and the Company's Board of Directors since the filing of its initial
Schedule 13D on March 22, 2007.

          Opportunity Partners intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Opportunity Partners may, from time to time, evaluate various options in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Opportunity Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in further discussions with management and/or the Board of Directors,
(ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds, and/or (v) seeking to make a significant equity investment in the Company, all in accordance with applicable securities laws.

          Mitchell D. Kaye, who recently became a member of the Board of Directors, may, from time to time, in his capacity as a member of the Board of Directors, initiate and/or become involved in discussions which relate to the Company's current direction, strategy and philosophy, including actions which might be taken by the Company to maximize shareholder value. To that end, Mr. Kaye believes that the Company's anti-IL9 antibody (MEDI-528) for the treatment of asthma and other pulmonary disorders, which is being developed and fully funded by AstraZeneca plc, holds great promise and could -- over time -- return meaningful dividends to the Company in the form of milestone and royalty payments. Mr. Kaye believes that the Company should continue to be fiscally disciplined in order to preserve its cash position and should be extraordinarily mindful of dilution -- given the Company's depressed valuation -- until it is able to adequately enhance awareness of its partnership with AstraZeneca plc in an effort to monetize this potential.

          Other than as described above in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007, there were 17,455,377 Common Shares of the Company issued and outstanding as of August 9, 2007.

          As of September 27, 2007, Opportunity LP held 584,460 Common Shares of the Company, and warrants to purchase up to 210,375 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of September 27, 2007, Opportunity Ltd held 1,363,735 Common Shares of the Company and warrants to purchase up to 411,205 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of September 27, 2007, JV Partners held 1,738,947 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,687,142 Common Shares of the Company, or 21.1% of the Common Shares of the Company deemed issued and outstanding as of September 27, 2007.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were purchases effected by the Funds in ordinary brokerage transactions), since the date of event which required the filing of Amendment No. 7 to Schedule 13D with the Securities and Exchange Commission by Opportunity Partners.


                   Number of                                Purchase Price
    Date           Shares             Security Type         per Share ($)
    ----           ---------          -------------         --------------

  8/29/2007          3,000            Common Shares            2.8224
  8/30/2007          6,000            Common Shares            2.8778
  8/31/2007         12,000            Common Shares            2.8433
   9/5/2007         16,500            Common Shares            2.9210
   9/5/2007         15,000            Common Shares            3.0783
   9/6/2007          3,000            Common Shares            3.0500
  9/13/2007          3,100            Common Shares            2.9374
  9/17/2007          2,000            Common Shares            2.7895
  9/24/2007         45,000            Common Shares            2.9835
  9/25/2007         10,000            Common Shares            2.9950


          In addition to the above-listed transactions, the Company has granted to Mitchell D. Kaye, as a member of the Company's Board of Directors, options under the 2004 Stock-Based Incentive Compensation Plan to buy 3,333 Common Shares of the Company (the "Options"). The Options cannot be exercised within 61 days of the date of this Schedule 13D/A.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 2007                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).